UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 08, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press Release

Paris, November 7, 2023

Orange gives new impetus to widespread fiber deployment by 2025

•      Widespread fiber deployment in residential areas

•      Introduction of connection on demand

•      Affordable ultra-fast broadband for eligible households guaranteed

Orange and the French government announce that they have reached a new agreement on the widespread deployment of fiber by 2025. This agreement includes a proposal for a new deployment commitment by Orange in the AMII zone.[1] The agreement will soon be submitted to ARCEP for an advisory opinion before being definitively approved by the government.

Within the AMII perimeter, Orange is stepping up the pace of deployment, and is committed to bringing fiber to an additional 1,120,000 homes by the end of 2025.

Where deployment disparities between different urban areas exist, additional efforts will be made in areas with the lowest fiber coverage within this perimeter to make more than 140,000 homes be connectable to a fiber network by 2024.

Orange will also provide an "on demand" offer providing connectability to all customers who are not eligible for fiber within six months of their request[2]. This offer will be available until the copper network is shut down. By introducing on-demand connections to complement industrial deployments by geographical sector, Orange is changing the way it manages its deployments in the AMII zone.

This proposal will deliver widespread fiber availability in AMII zones by the end of 2025.

In the most densely populated areas, Orange is committed to continuing the deployments, with the aim of making more than 300,000 homes and businesses connectable to a fiber network by 2025. In 2024, the Group will conduct a trial of on-demand deployment for its customers in two major cities within this perimeter.

Last but not least, Orange will continue to offer fiber access at a subsidized rate for eligible households until at least 2027. The "Coup de Pouce" (Helping Hand) offer enables low-income households[3] to benefit from a no-commitment package that includes Internet, TV and phone access, a refurbished laptop and digital coaching.

Christel Heydemann, Orange CEO, said: "After making a major contribution to the success of the France Très Haut Débit plan (France's superfast broadband plan) in 2022, Orange is once again working with the government to ensure the widespread deployment of fiber by 2025. Having already covered 21 million of the 36 million eligible premises in France, we're determined to make this major project a national success, benefiting as many people as possible. I want to thank all Orange teams and partners contributing to the success of this major industrial project."

About Orange

Orange is one of the world’s leading telecommunications operators with sales of €43.5 billion in 2022 and 137,000 employees worldwide as at September 30, 2023, including 73,000 in France. The Group had a total customer base of more than 296 million customers on September 30, 2023, including 251 million mobile customers and 25 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its "Lead the future" strategic plan, built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information (online and on your mobile): www.orange.com, www.orange-business.com and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Florentin Soonckindt: florentin.soonckindt@orange.com
Tom Wright: tom.wright@orange.com

[1] AMII zones (call for expression of investment interest zones) are the least densely populated private-initiative zones in France

[2] In accordance with current regulations and the offer for access to the terminal part of Orange FttH lines outside the most densely populated zones dated November 1, 2023

[3] The Coup de Pouce offer is reserved for people with a CAF or MSA family income of less than or equal to €700 and ASPA beneficiaries

ORANGE

Date: November 08, 2023	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations